SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No 3) *


                             Pegasus Gold Inc
                     ---------------------------------
                             (Name of issuer)


                               Common Shares
                     ---------------------------------
                      (Title of Class of Securities)


                                 70556K106
                     ---------------------------------
                              (CUSIP Number)

       Mr P Acton, Mercury Asset Management plc
       33 King William Street, London EC4R 9AS     Tel No 0171 203 5742
       --------------------------------------------------------------------
        Name, Address and Telephone Number of Person Authorised to Receive
                          Notices and Communications)

                               28 July, 1997
          -------------------------------------------------------
          (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

Check the following box if a fee is being paid with the statement           (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)


2776
                                                   Schedule 13D

CUSIP No. _70556K106_________________________

1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
    MERCURY ASSET MANAGEMENT plc

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)

                                                         (B)

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANISATION

    ENGLAND

                        7       SOLE VOTING POWER

 NUMBER OF                        NONE
   SHARES
BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY
    EACH                          NONE
 REPORTING
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH
                                  2,032,100

                       10       SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.93%

14  TYPE OF REPORTING PERSON

    IA

Item 1. Security and Issuer

      The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Pegasus Gold Inc (the "Company") whose principal executive offices are located at 601 West First
Avenue, Suite 1500, Spokane, WA 99204, United States.   Its telephone number
is (509) 624 4653.

Item 2. Identity and Background

      This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

      Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

      Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury may have voting power but does not have the right to receive dividends from, or proceeds from the sale of, any portfolio investments.

      Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

      The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

      Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4. Purpose of Transaction

      The Common Shares were acquired for the purpose of investment.
      (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

      Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

      (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalisation or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)
      (4) of the Act; or

      (j) any action similar to any of those set forth above.

Item 5. Interest in Securities of the Issuer

      (a) See Item 2 above. Subject thereto, Mercury has dispositive power with respect to 2,032,100 Common Shares or approximately 4.93% of the Common Shares outstanding.

      (b)See Item 2 above.

      (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

      (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

      Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        None.

         SIGNATURE
         ---------

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.




Date: 31 July, 1997





                                        for Mercury Asset Management plc.



                                        By /s/ C.B. Farquharson
                                           ------------------------------
                                           Authorised Signatory
                                            C.B. Farquharson



ANNEX A
-------
                       MERCURY ASSET MANAGEMENT plc.
                       -----------------------------

Executive Officers                                                   Principal
and Directors                        Business Address                Occupation       Citizenship
------------------                   ----------------                ----------       -----------

Chairman
--------
Stephen Anthony ZIMMERMAN            33 King William Street,         Investment       British
(Chairman)                           London, EC4R 9AS.               Director

Deputy Chairman
---------------

Carol GALLEY (Miss)                  33 King William Street,         Investment       British
(Deputy Chairman)                    London, EC4R 9AS.               Director

Christopher Nigel                    33 King William Street,         Investment       British
HURST-BROWN                          London, EC4R 9AS                Director
(Deputy Chairman)

Frederick David Stewart              33 King William Street,         Investment       British
ROSIER (Deputy Chairman)             London, EC4R 9AS                Director

Vice Chairman
-------------

Dr. Ross John BUNCE                  33 King William Street,         Investment       British
(Vice Chairman)                      London, EC4R 9AS                Director

Andrew Searle DALTON                 33 King William Street,         Investment       British
(Vice Chairman)                      London, EC4R 9AS.               Director

Charles Vivian JACKSON               33 King William Street,         Investment       British
(Vice Chairman)                      London, EC4R 9AS                Director

Directors
---------

Ian ARMITAGE                         33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Norman McLeod BACHOP                 33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Ian Christopher Simon BARBY          33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Stuart John BAXTER                   33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Carol Consuelo BROOKE                33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

John Loughlin CALLAHAN               33 King William Street,         Investment       American
(Director)                           London, EC4R 9AS                Director

David John CAUSER                    33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Thomas William George                33 King William Street,         Investment       British
CHARLTON                             London, EC4R 9AS                Director
(Director)

Nicholas James CHARRINGTON           33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Colin Martin CLARK                   33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Nicholas James COATS                 33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Stephen Benedict COHEN               33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

John Nicholas COTTON                 33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Graham Richard DIXON                 33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Charles Bowen FARQUHARSON            33 King William Street,         Company          British
(Company Secretary                   London, EC4R 9AS                Secretary
& Director)                                                          & Director

Christopher Nigel Holland            33 King William Street,         Investment       British
 FOSTER (Director)                   London, EC4R 9AS                Director

Seiichi FUKUYAMA                     33 King William Street,         Alternate        Japanese
(Director)                           London EC4R 9AS                 Director

Peter John GIBBS                     33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Peter John Woodville                 33 King William Street,         Investment       British
HARRISON (Director)                  London, EC4R 9AS                Director

Paul HARWOOD                         33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Timothy John HASTON                  33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Andrew Malcolm                       33 King William Street          Investment       British
HUNTER-JOHNSTON                      London, EC4R 9AS                Director
(Director)

Michael Francis Mostyn               33 King William Street,         Investment       British
Owen JODRELL                         London, EC4R 9AS                Director
(Director)

Andreas Christian Jutting            33 King William Street          Investment       Danish
LEHMANN                              London, EC4R 9AS                Director
(Director)

Gary LOWE                            33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Paul Roderick Clucas MARSHALL        33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Keith Richard MULLINS                33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Masaru NISHIZAWA                     Hibiya Kokusai Building,        Investment       Japanese
(Director)                           2-2-3 Uchisaiwaicho,            Director
                                     Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY           33 King William Street,         Investment       Australian
(Director)                           London, EC4R 9AS                Director

Thomas Andrew OATES                  33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Peter Vincent OLSBERG                33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Roderick Louis PARIS                 33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

John PARSLOE                         33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Andrew Phillip PICKARD               33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Ronald William PULLEN                33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

John William RICHARDS                33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Nicholas King RITCHIE                33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Alexander Frederick                  33 King William Street,         Investment       British
James ROE (Director)                 London, EC4R 9AS                Director

Richard George ROYDS                 33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Lynn Christine RUDDICK               33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Clifford John SHAW                   Warburg Asset Management        Investment       British
(Director)                           Japan Ltd.,                     Director
                                     Hibiya Kokusai Building,
                                     7th Floor,
                                     2-2-3- Uchisaiwaicho,
                                     Chiyoda-ku, Tokyo 100

Ian Michael SLACK                    33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Peter William STANYER                33 King William Street          Investment       British
(Director)                           London, EC4R 9AS                Director

Rodney STEEL                         33 King William Street          Investment       British
(Director)                           London, EC4R 9AS                Director

Hugh Alexander STEVENSON             33 King William Street,         Chairman of      British
(Director)                           London, EC4R 9AS                Mercury Asset
                                                                     Management
                                                                     Group plc

Barry William WOOLF                  33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Ewen Cameron WATT                    33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

James Edward MACPHERSON              33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Julius Lawrence Mark PURSAILL        33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Kenichi YOSHIDA                      33 King William Street,         Investment       Japanese
(Director)                           London, EC4R 9AS                Director

Stephen James THOMPSON               33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director





                    MERCURY ASSET MANAGEMENT GROUP plc
                    ----------------------------------

Executive Officers                                                   Principal
and Directors                        Business Address                Occupation       Citizenship
------------------                   ----------------                ----------       -----------

Chairman
--------

Hugh Alexander STEVENSON             33 King William Street,         Investment       British
(Chairman)                           London, EC4R 9AS.               Director

Deputy Chairman
---------------

Stephen Anthony ZIMMERMAN            33 King William Street,         Investment       British
(Deputy Chairman)                    London, EC4R 9AS.               Director

Vice Chairman
-------------

Carol GALLEY (iss)                   33 King William Street,         Investment       British
(Vice Chairman)                      London, EC4R 9AS.               Director

Company Secretary
-----------------

Charles Bowen FARQUHARSON            33 King William Street,         Company          British
(Secretary)                          London, EC4R 9AS.               Secretary

Directors
---------

Paul Graham BOSONNET                 33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS.               Director

David John CAUSER                    33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Andrew Searle DALTON                 33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS.               Director

Peter Stormonth DARLING              33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Hugh Jon FOULDS                      33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Christopher Nigel                    33 King William Street,         Investment       British
HURST-BROWN (Director)               London, EC4R 9AS                Director

Charles Vivian JACKSON               33 King William Street,         Investment       British
(Director)                           London, EC4R 9AS                Director

Frederick David Stewart              33 King William Street,         Investment       British
ROSIER (Director)                    London, EC4R 9AS                Director

John Charles Grayson                 33 King William Street,         Investment       British
STANCLIFFE                           London, EC4R 9AS                Director
(Director)






                    Mercury Asset Management Group plc
                    ----------------------------------

                              Directors Lists
                              ---------------



                           CORPORATE INFORMATION
                           ---------------------



                                               Field of          Country of
Name                       Registered Office   Activity          Incorporation
------------------------   -----------------   ---------------   -------------


Mercury Asset Management   33 King William     Holding Company   England
Group plc                  Street,
                           London, EC4R 9AS
Mercury Asset Management   33 King William     Investment        England
plc                        Street,             Management and
                           London, EC4R 9AS    Advice






ANNEX B
-------

                             Pegasus Gold Inc
                             ----------------

                               COMMON SHARES
                               -------------


DATE            PURCHASE      SALE        PRICE PER      DAILY
                                          SHARE          TOTALS
07.17.97                                  B/Fwd          2,100,000
07.22.97                      5,200       5.3125         2,094,800
07.24.97                     26,600       5.0000         2,068,200
07.25.97                      5,200       5.0000         2,063,000
07.28.97                     30,900       5.0018         2,032,100